Stock Tender Offer

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Your election information has been recorded as follows:

Option Date	Option Number	# of Unexercised Shares Subject in the Eligible Option	Current Exercise Price per Share	New Exercise Price per Share (if accepted)	Cash Payment per Share (if accepted)	Total Cash Payment (if accepted)	Amend Entire Eligible Portion?
6/1/2003	abcdef1	6791	5.25	5.3	0.05	339.55	No
6/1/2004	pqrstuv1	5000	4.81	5.21	0.4	2000	No

PRINT THIS PAGE by clicking the PRINT A CONFIRMATION button below and save a copy. This will serve as the Election Confirmation Statement in the event our system does not register your election or provide you with an e-mailed "Election Confirmation Statement" within two business days after your submission. If you do not receive a confirmation e-mail within two business days after your submission, please forward a copy of your printed Electronic Confirmation Statement via e-mail to sknox@sonusnet.com.

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